Exhibit 9

GROWN ROGUE INTERNATIONAL INC.

Consolidated Financial Statements

For the Years ended October 31, 2022, and 2021

Expressed in United States Dollars

Notes to the Consolidated Financial Statements

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Grown Rogue International Inc.

Consolidated Statements of Financial Position

Expressed in United States Dollars

	October 31, 2022	October 31, 2021
	$	$
ASSETS
Current assets
Cash and cash equivalents	1,582,384	1,114,033
Accounts receivable (Note 20)	1,643,959	739,248
Biological assets (Note 4)	1,199,519	1,188,552
Inventory (Note 5)	3,131,877	3,306,312
Prepaid expenses and other assets	352,274	357,541
Total current assets	7,910,013	6,705,686
Marketable securities (Note 6)	-	610,092
Other investments and purchase deposits (Note 8)	-	750,000
Property and equipment (Note 11)	7,734,901	5,742,584
Intangible assets and goodwill (Note 12)	725,668	399,338
TOTAL ASSETS	16,370,582	14,207,700

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	1,821,875	1,766,707
Current portion of lease liabilities (Note 10)	1,025,373	624,935
Current portion of long-term debt (Note 13)	1,769,600	843,900
Business acquisition consideration payable (Note 7)	360,000	358,537
Interest payable (Note 13)	-	13,750
Unearned revenue	28,024	-
Income tax	311,032	254,631
Total current liabilities	5,315,904	3,862,460
Accrued liabilities (Note 9)	-	123,413
Lease liabilities (Note 10)	1,275,756	1,735,503
Long-term debt (Note 13)	839,222	1,365,761
TOTAL LIABILITIES	7,430,882	7,087,137

EQUITY
Share capital (Note 14)	21,858,827	20,499,031
Shares issuable (Note 7)	35,806	74,338
Contributed surplus (Notes 15, 16)	6,505,092	6,407,935
Accumulated other comprehensive loss	(109,613)	(90,378)
Accumulated deficit	(21,356,891)	(21,804,349)
Equity attributable to shareholders	6,933,221	5,086,577
Non-controlling interests (Note 25)	2,006,479	2,033,986
TOTAL EQUITY	8,939,700	7,120,563
TOTAL LIABILITIES AND EQUITY	16,370,582	14,207,700

Going Concern (Note 2)

Approved on behalf of the Board of Directors:

Signed “J. Obie Strickler”, Director	Signed “Stephen Gledhill”, Director

The accompanying notes form an integral part of these consolidated financial statements.

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Grown Rogue International Inc.

Consolidated Statements of Comprehensive Income & Loss

Expressed in United States Dollars

	Years ended October 31,
	2022	2021
	$	$
Revenue
Product sales	17,757,283	9,034,618
Service revenue	-	344,055
Total revenue	17,757,283	9,378,673

Cost of goods sold
Cost of finished cannabis inventory sold	(9,227,439)	(3,997,617)
Costs of service revenue	-	(154,353)
Gross profit, excluding fair value items	8,529,844	5,226,703
Realized fair value amounts in inventory sold	(3,685,338)	(950,461)
Unrealized fair value gain on growth of biological assets	3,278,572	1,824,226
Gross profit	8,123,078	6,100,468
Expenses
Accretion expense	491,781	949,811
Amortization of intangible assets	-	4,997
Amortization of property and equipment	750,916	180,015
General and administrative	5,852,236	3,983,250
Share-based compensation	70,996	280,819
Total expenses	7,165,929	5,398,892
Income from operations	957,149	701,576
Other income and (expense)
Interest expense	(402,239)	(197,632)
Other expense	(3,432)	(17,072)
Gain on debt settlement	453,858	141,180
Loss on settlement of non-controlling interest	-	(189,816)
Unrealized loss on marketable securities	(333,777)	(35,902)
Unrealized loss on derivative liability	-	(1,258,996)
Loss on disposal of property and equipment	(6,250)	(7,542)
Gain (loss) from operations before income tax	665,309	(864,204)
Income tax	(245,358)	(150,543)
Net income (loss)	419,951	(1,014,747)
Other comprehensive income (items that may be subsequently reclassified to profit & loss)
Currency translation loss	(19,235)	(78,181)
Total comprehensive income (loss)	400,716	(1,092,928)
Gain (loss) per share attributable to owners of the parent – basic & diluted	0.00	(0.02)
Weighted average shares outstanding - basic	169,193,812	135,231,802

Net income (loss) for the period attributable to:
Non-controlling interest	(27,507)	1,395,558
Shareholders	447,458	(2,410,305)
Net income (loss)	419,951	(1,014,747)

Comprehensive income (loss) for the period attributable to:
Non-controlling interest	(27,507)	1,395,558
Shareholders	428,223	(2,488,486)
Total comprehensive income (loss)	400,716	(1,092,928)

The accompanying notes form an integral part of these consolidated financial statements.

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Grown Rogue International Inc.

Consolidated Statements of Changes in Equity (Deficit)

Expressed in United States Dollars

	Number of common shares	Share capital	Shares issuable	Contributed surplus	Currency translation reserve	Accumulated deficit	Non-controlling interests	Total equity
	#	$	$	$	$	$	$	$
Balance - October 31, 2021	156,936,876	20,499,031	74,338	6,407,935	(90,378)	(21,804,349)	2,033,986	7,120,563
Shares issued for employment, director, & consulting services (Note 14.1)	529,335	59,796	(38,532)	-	-	-	-	21,264
Private placement of shares (Note 14.2)	13,166,400	1,300,000	-	-	-	-	-	1,300,000
Stock option vesting	-	-	-	97,157	-	-	-	97,157
Currency translation adjustment	-	-	-	-	(19,235)	-	-	(19,235)
Net income (loss)	-	-	-	-		447,458	(27,507)	419,951
Balance – October 31, 2022	170,632,611	21,858,827	35,806	6,505,092	(109,613)	(21,356,891)	2,006,479	8,939,700

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Grown Rogue International Inc.

Consolidated Statements of Changes in Equity (Deficit)

Expressed in United States Dollars

	Number of common shares	Share capital	Shares issuable	Contributed surplus	Currency translation reserve	Accumulated deficit	Non-controlling interests	Total equity
	#	$	$	$	$	$	$	$
Balance - October 31, 2020	107,782,397	$14,424,341	$-	$4,070,264	$(12,197)	$(19,394,044)	$(33,383)	$(945,019)
Shares issued for employment, director, & consulting services (Note 14.3)	534,294	95,294	-	-	-	-	-	95,294
Shares issuable for employment, director & consulting services	-	-	38,532	-	-	-	-	38,532
Shares issued pursuant to private placement (Notes 14.4)	10,231,784	1,225,000	-	-	-	-	-	1,225,000
Expenses of non-brokered private placement (Note 14.4)	-	(15,148)	-	-	-	-	-	(15,148)
Shares issued to extend payment due date (Note 14.5)	25,000	2,103	-	-	-	-	-	2,103
Shares payments towards acquisition of Golden Harvests and extend due date (Note 7, Note 14.7)	600,000	107,461	-	-	-	-	-	107,461
Shares issuable for consideration for acquisition of Golden Harvests (Note 7)	-	-	35,806	-	-	-	-	35,806
Shares issued to partner creditor (Note 14.6)	400,000	36,310	-	-	-	-	-	36,310
Shares and warrants issued pursuant to brokered private placement of Special Warrants (Notes 14.8)	23,162,579	3,738,564	-	-	-	-	-	3,738,564
Expenses of brokered private placement of Special Warrants (Note 14.8)	-	(485,722)	-	-	-	-	-	(485,722)
Broker and advisory warrants issued pursuant to Special Warrant financing (Notes 14.8, 15.1)	-	(210,278)	-	210,278	-	-	-	-
Settlement of convertible debentures for cash and common shares (Note 14.9)	10,488,884	916,290		1,883,731	-	-	-	2,800,021
Issuance of non-controlling interest in subsidiary for cash (Note 25.3)	-	-	-	(475,000)	-	-	475,000	-
Purchase of non-controlling interest in subsidiary (Note 25.3)	3,711,938	664,816		475,000	-	-	(475,000)	664,816
Change in ownership interests in subsidiaries	-	-	-	-	-	-	671,811	671,811
Stock option vesting	-	-	-	243,662	-	-	-	243,662
Currency translation adjustment	-	-	-	-	(78,181)	-	-	(78,181)
Net income (loss)	-	-	-	-	-	(2,410,305)	1,395,558	(1,014,747)
Balance - October 31, 2021	156,936,876	$20,499,031	$74,338	$6,407,935	$(90,378)	$(21,804,349)	$2,033,986	$7,120,563

The accompanying notes form an integral part of these consolidated financial statements.

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Grown Rogue International Inc.

Consolidated Cash Flow Statements

Expressed in United States Dollars

	Year ended October 31,
	2022	2021
	$	$
Operating activities
Net income (loss)	419,951	(1,014,747)
Adjustments for non-cash items in net income (loss)
Amortization of property and equipment	750,916	180,015
Amortization of property and equipment include in costs of inventory sold	1,102,688	733,655
Amortization of intangible assets	-	4,997
Unrealized gain on changes in fair value of biological assets	(3,278,572)	(1,824,226)
Changes in fair value of inventory sold	3,685,338	950,461
Share-based compensation	21,264	170,136
Stock option expense	96,649	243,662
Accretion expense	491,781	949,811
Loss on disposal of property & equipment	6,250	7,542
Unrealized loss on marketable securities	333,777	35,902
Gain on debt settlement	(455,674)	-
Loss on fair value of derivative liability	-	1,258,996
Loss on acquisition of non-controlling interest paid in shares	-	189,816
Effects of foreign exchange	918	7,233
	3,175,286	1,893,253
Changes in non-cash working capital (Note 17)	(1,171,111)	(2,131,714)
Net cash provided by (used in) operating activities	2,004,175	(238,461)

Investing activities
Purchase of property and equipment and intangibles	(1,111,283)	(2,047,136)
Net cash acquired	-	76,128
Payments of acquisition payable	(2,000)	(6,000)
Other investments	-	(750,000)
Net cash used in investing activities	(1,113,283)	(2,727,008)

Financing activities
Third party investment in subsidiary	-	475,000
Proceeds from long-term debt	100,000	1,125,000
Proceeds from private placement	1,300,000	1,225,000
Proceeds from brokered private placement	-	3,738,564
Payment of equity and debenture issuance costs	-	(500,870)
Repayment of long-term debt	(732,803)	(507,715)
Repayment of convertible debentures	-	(1,312,722)
Payments of lease principal	(1,089,738)	(380,543)
Net cash provided by (used in) financing activities	(422,541)	3,861,714

Change in cash and cash equivalents	468,351	896,245
Cash and cash equivalents balance, beginning	1,114,033	217,788
Cash and cash equivalents balance, ending	1,582,384	1,114,033

Supplemental cash flow disclosures (Note 18)

The accompanying notes form an integral part of these consolidated financial statements.

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Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

1.	Corporate Information

These consolidated financial statements for the years ended October 31, 2022, and 2021 (the “Financial Statements”), include the accounts of Grown Rogue International Inc. (together with its subsidiaries, “GRIN” or the “Company”) and its subsidiaries. The registered office of GRIN is located at 40 King St W Suite 5800, Toronto, ON M5H 3S1.

GRIN’s subsidiaries and ownership thereof are summarized in the table below.

Company	Ownership
Grown Rogue Unlimited, LLC	100% by GRIN
Grown Rogue Gardens, LLC	100% by Grown Rogue Unlimited, LLC
GRU Properties, LLC	100% by Grown Rogue Unlimited, LLC
GRIP, LLC	100% by Grown Rogue Unlimited, LLC
Grown Rogue Distribution, LLC	100% by Grown Rogue Unlimited, LLC
GR Michigan, LLC	87% by Grown Rogue Unlimited, LLC
Idalia, LLC	60% by Grown Rogue Unlimited, LLC
Canopy Management, LLC	0% (Note 1.1)
Golden Harvests, LLC	60% by Canopy Management, LLC

1.1	The Company, through its subsidiary, entered into an option to acquire an 87% controlling interest in Canopy Management LLC (“Canopy”), which held an option to acquire a 60% controlling interest in Golden Harvests, LLC (Note 7) which was exercised on May 1, 2021. Canopy is majority owned by the Company’s CEO, who is prohibited from omitting or taking certain actions where to do so would be contrary to the economic benefits which the Company expects to derive from the aforementioned options and the investments in the underlying businesses. The Company includes Canopy in the consolidated financial results and has allocated its net loss to net loss attributable to non-controlling interest. Subsequent to October 31, 2021, the Company, through Grown Rogue Unlimited, LLC, exercised its option to acquire a 87% of the membership units of Canopy.

GRIN is primarily engaged in the business of growing and selling cannabis products. The primary cannabis product produced and sold is cannabis flower.

2.	Basis of Presentation

Statement of Compliance and Going Concern

The Company’s consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The Company’s ability to continue as a going concern is dependent upon, but not limited to, its ability to raise financing necessary to discharge its liabilities as they become due and generate positive cash flows from operations. Although during the year ended October 31, 2022, the Company generated net income of approximately $0.4 million, it has historically incurred net losses, and as of that date, the Company’s accumulated deficit was approximately $21.4 million. These conditions have resulted in material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern and to meet its obligations will be dependent upon successful sales of product and generating positive cash flows from operations as well as obtaining suitable financing. The accompanying consolidated Financial Statements do not reflect any adjustment that might result from the outcome of this uncertainty. If the going concern assumption is not used, then the adjustments required to report the Company’s assets and liabilities at liquidation values could be material to these consolidated Financial Statements.

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Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

These consolidated financial statements were authorized for issuance by the Board of Directors on February 28, 2023.

Basis of Measurement

These Financial Statements have been prepared on a historical cost basis except for certain financial instruments and biological assets, which are measured at fair value, as described herein.

Functional and Presentation Currency

The Company’s functional currency is the Canadian dollar and the functional currency of its subsidiaries is the United States (“U.S.”) dollar. These Financial Statements are presented in U.S. dollars.

Transactions denominated in foreign currencies are initially recorded in the functional currency using exchange rates in effect at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using exchange rates prevailing at the end of the reporting period. All exchange gains and losses are included in the statements of loss and comprehensive loss.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Company are expressed in U.S. Dollars using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive loss and reported as currency translation reserve in shareholders’ equity.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which, in substance, is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive loss.

Basis of Consolidation

The subsidiaries are those companies controlled by the Company, as the Company is exposed, or has rights, to variable returns from its involvement with the subsidiaries and has the ability to affect those returns through its power over the subsidiaries by way of its ownership and rights pertaining to the subsidiaries. The financial statements of subsidiaries are included in these Financial Statements from the date that control commences until the date control ceases. All intercompany balances and transactions have been eliminated upon consolidation.

Estimation Uncertainty due to COVID-19

On March 11, 2020, the World Health Organization declared a global outbreak of COVID-19 to be a pandemic, which has had a significant impact on businesses through the restrictions put in place by the federal, state, provincial and municipal governments regarding travel, business operations and isolation/quarantine orders in Canada and the United States. Government measures imposed to limit the spread of COVID-19 did not have a material impact on the Company’s operations during the year ended October 31, 2022, and the Company has not observed any material impairments, or significant changes in the fair value of its assets as a result of COVID-19.

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Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

At this time, it is unknown the extent of the impact the COVID-19 outbreak may have on the Company as this will depend on future developments that are highly uncertain and that cannot be predicted with confidence. These uncertainties arise from the inability to predict the duration of the outbreak, including the duration of travel restrictions, business closures or disruptions, and quarantine/isolation measures that are currently, or may be put in place by Canada, the United States and other countries to fight the virus. While the extent of the impact is unknown, it remains possible that this outbreak may cause reduced customer demand, supply chain disruptions, staff shortages, and increased government regulations, all of which may negatively impact the Company’s business, results of operations and financial condition. The Company will continue to evaluate the situation with respect to the COVID-19 pandemic as it develops and will implement any such changes to its business as may deemed appropriate to mitigate any potential impacts to its business.

3.	Significant Accounting Policies and Significant Judgements

3.1	Revenue

Revenue is recognized when performance obligations under the terms of a contract with a customer are satisfied, which is upon the transfer of control of the contracted goods or provision of contracted services. Control of goods is transferred when title and physical possession of the contracted goods have been transferred to the customer, which is determined by the shipping terms and certain additional considerations. The Company does not have performance obligations subsequent to the transfer of title and physical possession of the contracted goods. Revenues from sales of goods are recognized when the transfer of ownership to the customer has occurred and the customer has accepted the product. Revenues from services are recognized when services have been provided, the income is determinable, and collectability is reasonably assured. The Company’s contract terms do not include a provision for significant post-service delivery obligations.

3.2	Inventory

Inventory is valued at the lower of cost and net realizable value. The capitalized cost for produced inventory includes the direct and indirect costs initially capitalized to biological assets before the transfer to inventory. The capitalized cost also includes subsequent costs such as materials, labor, depreciation and amortization expense on equipment involved in packaging, labelling and inspection. The total cost of inventory also includes the fair value adjustment which represents the fair value of the biological asset at the time of harvest and which is transferred from biological asset costs to inventory upon harvest. All direct and indirect costs related to inventory are capitalized as they are incurred; these costs are recorded ‘Cost of finished cannabis inventory sold’ on the statements of loss and comprehensive loss at the time cannabis is sold. The realized fair value amounts included in inventory sold are recorded as a separate line on the statements of loss and comprehensive loss.

3.3	Cost of finished cannabis inventory sold

Cost of finished cannabis inventory sold includes the value of inventory sold, excluding the fair value adjustment carried from biological assets into inventory. Cost of finished cannabis inventory sold also includes the value of inventory write downs.

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Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

3.4	Biological assets

Biological assets are measured at fair value. The Company’s biological assets consist of cannabis plants. The Company capitalizes all the direct and indirect costs as incurred related to the biological transformation of the biological assets between the point of initial recognition and the point of harvest, including direct costs, indirect costs, allocated fixed and variable overheads, and depreciation and amortization of equipment used to grow plants through the harvest of the plants. Before planting, the capitalized costs approximate fair value. After planting, fair value is estimated at the fair value of the market sales price of the finished product less costs to complete. Subsequent to harvest, the recognized biological asset amount becomes the cost basis of finished goods inventory. Unrealized gains or losses arising from changes in fair value less costs to sell during the period are included in the consolidated statement of loss and comprehensive loss as ‘Unrealized fair value gain on growth of biological assets’. After sale, the amount of ‘Unrealized fair value gain on growth of biological assets’ sold is recognized as ‘Realized fair value amounts in inventory sold’.

3.5	Income (loss) per share

Basic income (loss) per share is calculated by dividing the income (loss) attributable to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, the loss attributable to common shareholders equals the reported income (loss) attributable to owners of the Company. Diluted income (loss) per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.

3.6	Accounts Payable and Accrued Liabilities

Liabilities are recognized for amounts to be paid in the future for goods or services received, whether billed by the supplier or not. Provisions are recognized when the Company has an obligation (legal or constructive) arising from a past event, and the costs to settle this obligation are both probable and able to be reliably measured.

3.7	Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are members of key management, subject to common control, or can exert significant influence over the company. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

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Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

3.8	Property and Equipment

Property and equipment are stated at cost less accumulated amortization and accumulated impairment losses, if any. Costs include borrowing costs for assets that require a substantial period of time to become ready for use.

Amortization is recognized so as to recognize the cost of assets less their residual values over their useful lives, using the straight-line method. Amortization begins when an asset is available for use, meaning that it is in the location and condition necessary for it to be used in the manner intended by management. The estimated useful lives, residual values and method of amortization are reviewed at each period end, with the effect of any changes in estimated useful lives and residual values accounted for on a prospective basis.

The Company capitalizes costs incurred to construct assets; when such assets are not available for use as intended by management, amortization expense is not recorded until constructed assets are placed into service.

Amortization is calculated applying the following useful lives:

Furniture and fixtures	7-10	years on a straight-line basis
Computer and office equipment	3-5	years on a straight-line basis
Production equipment and other	5-10	years on a straight-line basis
Leasehold improvements	15-40	years on a straight-line basis

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Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

The carrying values of property and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. If any such indication exists, and where the carrying values exceed the estimated recoverable amount, the assets are written down to their recoverable amount, being the higher of their fair value less costs of disposal and their value in use. Fair value is the price at which the asset could be bought or sold in an orderly transaction between market participants. In assessing value in use, the estimated cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset.

Right-of-use leased assets are measured at cost, which is calculated as the amount of the initial measurement of lease liability plus any lease payments made at or before the commencement date, any initial direct costs and related restoration costs. The right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the useful life of the underlying asset. Depreciation is recognized from the commencement date of the lease.

3.9	Impairment of Long-lived Assets

For all long-lived assets, except for intangible assets with indefinite useful lives and intangible assets not yet available for use, the Company reviews its carrying amount at the end of each reporting period to determine whether there is any indication that those assets have suffered an impairment loss. Where such impairment exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the greater of fair value less costs of disposal and value in use. In assessing value in use, estimated future cash flows are discounted to their present value using a pretax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses are recognized in profit or loss.

Impairment losses may be reversed in a subsequent period where the impairment no longer exists or has decreased. The carrying amount after a reversal must not exceed the carrying amount (net of depreciation) that would have been determined had no impairment loss been recognized. A reversal of impairment loss is recognized in profit or loss.

3.10	Share based compensation

Share Based Payment Transactions

Transactions with non-employees that are settled in equity instruments of the Company are measured at the fair value of the goods or services rendered. In situations where the fair value of the goods or services received by the entity as consideration cannot be reliably measured, transactions are measured at fair value of the equity instruments granted. The fair value of the share-based payments is recognized together with a corresponding increase in equity over a period that services are provided, or goods are received.

Equity Settled Transactions

The costs of equity settled transactions with employees are measured by reference to the fair value of the equity instruments at the date on which they are granted, using the Black Scholes option pricing model.

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Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

The costs of equity settled transactions are recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“the vesting date”). The cumulative cost is recognized for equity settled transactions at each reporting date until the vesting date reflects the Company’s best estimate of the number of equity instruments that will ultimately vest. The profit or loss charge or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and the corresponding amount is represented in contributed surplus. No expense is recognized for awards that do not ultimately vest.

Share Issuance Costs

Costs incurred in connection with the issuance of equity are netted against the proceeds received net of tax. Costs related to the issuance of equity and incurred prior to issuance are recorded as deferred equity issuance costs and subsequently netted against proceeds when they are received.

3.11	Income taxes

Tax expense includes current and deferred tax. This expense is recognized in profit or loss, except for income tax related to the components of other comprehensive income or equity, in which case the tax expense is recognized in other comprehensive income or equity respectively.

Current tax assets and liabilities are obligations or claims for the current and prior periods to be recovered from (or paid to) taxation authorities that are still outstanding at the end of the reporting period. Current tax is computed on the basis of tax profit which differs from net profit. Income taxes are calculated using tax rates and laws enacted or substantively enacted at the end of the reporting period.

Deferred tax is recognized based on temporary differences between the carrying amount and the tax basis of the assets and liabilities. Any change in the net amount of deferred tax assets and liabilities is included in profit or loss. Deferred tax assets and liabilities are determined based on enacted or substantively enacted tax rates and laws that are expected to apply to taxable profit for the periods in which the assets and liabilities will be recovered or settled. Deferred tax assets are recognized when it is likely they will be realized. Deferred tax assets and liabilities are not discounted.

The Company recognizes a deferred tax asset or liability for all deductible temporary differences arising from equity securities of subsidiaries, unless it is probable that the temporary difference will not reverse in the foreseeable future and the Company is able to control the timing of the reversal.

3.12	Financial Instruments

3.12.1	Financial assets

Initial Recognition

The Company initially recognizes financial assets at fair value on the date that the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

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Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

Classification and measurement

Under IFRS 9, financial assets are initially measured at fair value. In the case of a financial asset not categorized as fair value through profit or loss (“FVTPL”), transaction costs are included. Transaction costs of financial assets carried at FVTPL are expensed in net income (loss).

Subsequent classification and measurement of financial assets depends on the Company’s business objective for managing the asset and the cash flow characteristics of the asset:

-	Amortized cost – Financial assets held for collection of contractual cash flows that meet the SPPI test are measured at amortized cost. Interest income is recognized as Other income (expense) in the consolidated financial statements, and gains/losses are recognized in net income (loss) when the asset is derecognized or impaired.

-	Fair value through other comprehensive income (“FVOCI”) – Financial assets held to achieve a particular business objective other than short term trading are designated at FVOCI. IFRS 9 also provides the ability to make an irrevocable election at initial recognition of a financial asset, on an instrument by instrument basis, to designate an equity investment that would otherwise be classified as FVTPL and that is neither held for trading nor contingent consideration arising from a business combination to be classified as FVOCI. There is no recycling of gains or losses through net income (loss). Upon derecognition of the asset, accumulated gains or losses are transferred from Other comprehensive income (“OCI”) directly to Deficit.

-	FVTPL – Financial assets that do not meet the criteria for amortized cost or FVOCI are measured at FVTPL.

3.12.2	Financial liabilities

The Company initially recognizes financial liabilities at fair value on the date at which the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. The subsequent measurement of financial liabilities is determined based on their classification as follows:

-	FVTPL – Derivative financial instruments entered into by the Company that do not meet hedge accounting criteria are classified as FVTPL. Gains or losses on these types of financial liabilities are recognized in net income (loss).

-	Amortized cost – All other financial liabilities are classified as amortized cost using the effective interest method. Gains and losses are recognized in net income (loss) when the liabilities are derecognized as well as through the amortization process.

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Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

The following table summarizes the original measurement categories for each class of the Company’s financial assets and financial liabilities:

Asset/Liability	Classification
Accounts receivable	Amortized cost
Cash and cash equivalents	Amortized cost
Marketable securities	FVTPL
Accounts payable and accrued liabilities	Amortized cost
Long-term debt	Amortized cost
Interest payable	Amortized cost
Convertible debentures	Amortized cost
Derivative liabilities	FVTPL

Impairment

IFRS 9 introduces a three-stage expected credit loss (“ECL”) model for determining impairment of financial assets. The expected credit loss model does not require the occurrence of a triggering event before an entity recognizes credit losses. IFRS 9 requires an entity to recognize expected credit losses upon initial recognition of a financial asset and to update the quantum of expected credit losses at the end of each reporting period to reflect changes to credit risk of the financial asset. The adoption of the ECL model did not have a material impact on the Company’s consolidated financial statements.

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the loss allowance for the financial asset is measured at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the loss allowance is measured for the financial asset at an amount equal to twelve month expected credit losses. For trade receivables the Company applies the simplified approach to providing for expected credit losses, which allows the use of a lifetime expected loss provision. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

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Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

3.13	Business combinations

A business combination is a transaction or event in which the acquirer obtains control of one or more businesses and is accounted for using the acquisition method. The total consideration paid for the acquisition is the aggregate of the fair values of assets acquired, liabilities assumed, and equity instruments issued in exchange for control of the acquiree at the acquisition date. The acquisition date is the date when the Company obtains control of the acquiree. The identifiable assets acquired and liabilities assumed are recognized at their acquisition date fair values, except for deferred taxes and share-based payment awards where IFRS provides exceptions to recording the amounts at fair values. Goodwill represents the difference between total consideration paid and the fair value of the net identifiable assets acquired. Acquisition costs incurred are expensed within the statement of comprehensive income (loss).

Contingent consideration is measured at its acquisition date fair value and is included as part of the consideration transferred in a business combination, subject to the applicable terms and conditions. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IFRS 9 Financial Instruments with the corresponding gain or loss recognized in profit or loss.

Based on the facts and circumstances that existed at the acquisition date, management will perform a valuation analysis to allocate the purchase price based on the fair values of the identifiable assets acquired and liabilities assumed on the acquisition date. Management has one year from the acquisition date to confirm and finalize the facts and circumstances that support the finalized fair value analysis and related purchase price allocation. Until such time, these values are provisionally reported and are subject to changed. Changes to fair values and allocations are retrospectively adjusted in subsequent periods.

In determining the fair value of all identifiable assets acquired and liabilities assumed, the most significant estimates generally relate to contingent consideration and intangible assets. Management exercises judgment in estimating the probability and timing of when earn-out milestones are expected to be achieved, which is used as the basis for estimating fair value. Identified intangible assets are fair valued using appropriate valuation techniques which are generally based on a forecast of the total expected future net cash flows of the acquiree. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

Acquisitions that do not meet the definition of a business combination are accounted for as asset acquisitions. Consideration paid for an asset acquisition is allocated to the individual identifiable assets acquired and liabilities assumed based on their relative fair values. Asset acquisitions do not give rise to goodwill.

Management exercises judgment in determining the entities that it controls for consolidation and associated non-controlling interests. For financial reporting purposes, an entity is considered controlled when the Company has power over an entity and its ability to affect its economic return from the entity. The Company has power over an entity when it has existing rights that give it the ability to direct the relevant activities which can significantly affect the investee’s returns. Such power can result from contractual arrangements. However, certain contractual arrangements contain rights that are designed to protect the Company’s interest, without direct equity ownership in the entity, in which case non-controlling interests are recognized.

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Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

3.14	Intangible assets and goodwill

Intangible assets are recorded at cost less accumulated amortization and any impairment losses. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Amortization of definite life intangibles is calculated on a straight-line basis over their estimated useful lives.

Goodwill represents the excess of the purchase price paid for the acquisition of an entity over the fair value of the net tangible and intangible assets acquired. Goodwill is allocated to the cash generating unit (“CGU”) or group of CGUs which are expected to benefit from the synergies of the combination. Goodwill is not subject to amortization.

Goodwill and intangible assets with an indefinite life or not yet available for use are tested for impairment annually at year-end, and whenever events or circumstances that make it more likely than not that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell or dispose all or a portion of a reporting unit. Finite life intangible assets are tested whenever there is an indication of impairment.

Goodwill and indefinite life intangible assets are tested for impairment by comparing the carrying value of each CGU containing the assets to its recoverable amount. Indefinite life intangible assets are tested for impairment by comparing the carrying value of each CGU containing the assets to its recoverable amount. Goodwill is tested for impairment based on the level at which it is monitored by management, and not at a level higher than an operating segment. The Company’s goodwill is allocated to the cannabis operating segment and the U.S. cannabis and hemp-derived market CGU. The allocation of goodwill to the CGUs or group of CGUs requires the use of judgment.

An impairment loss is recognized for the amount by which the CGU’s carrying amount exceeds its recoverable amount. The recoverable amounts of the CGUs’ assets are determined based on either fair value less costs of disposal or value-in-use method. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of the CGU, given the necessity of making key economic assumptions about the future. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill, and any excess is allocated to the carrying value of assets in the CGU. Any impairment is recorded in profit and loss in the period in which the impairment is identified. A reversal of an asset impairment loss is allocated to the assets of the CGU on a pro rata basis. In allocating a reversal of an impairment loss, the carrying amount of an asset shall not be increased above the lower of its recoverable amount and the carrying amount that would have been determined had no impairment loss been recognized for the asset in the prior period. Impairment losses on goodwill are not subsequently reversed.

3.15	New accounting pronouncements

The following IFRS standards have been recently issued. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

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Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract

The amendment specifies that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2022 with early application permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Amendments to IAS 41: Agriculture

As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendments to IAS 41. The amendment removes the requirement in paragraph 22 of IAS 41 for entities to exclude taxation cash flow when measuring the fair value of a biological asset using a present value technique. This will ensure consistency with the requirements in IFRS 13. The amendment is effective for annual reporting periods beginning on or after January 1, 2022. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Amendments to IFRS 9: Financial Instruments

As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendments to IFRS 9. The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment. The amendment is effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

IFRS 17 – Insurance Contracts

IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the standard. The objective of IFRS 17 is to ensure that an entity provides relevant information that faithfully represents those contracts. The standard is effective for annual periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of this standard on the Company’s consolidated financial statements.

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Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

4.	Biological Assets

Biological assets consist of cannabis plants, which reflect measurement at fair value less costs to sell (“FVLCTS”). Changes in the carrying amounts of biological assets for the year ended October 31, 2022, are as follows:

	October 31, 2022	October 31, 2021
	$	$
Beginning balance	1,188,522	250,690
Purchased cannabis plants	4,567,108	2,969,773
Allocation of operational overhead	1,063,755	1,430,876
Change in FVLCTS due to biological transformation	3,278,572	1,824,225
Transferred to inventory upon harvest	(8,898,468)	(5,287,012)
Ending balance	1,199,519	1,188,552

FVLCTS is determined using a model which estimates the expected harvest yield for plants currently being cultivated, and then adjusts that amount for the expected selling price and also for any additional costs to be incurred, such as post-harvest costs.

The following significant unobservable inputs, all of which are classified as level 3 on the fair value hierarchy, were used by management as part of this model:

-	Expected costs required to grow the cannabis up to the point of harvest

-	Estimated selling price per pound

-	Expected yield from the cannabis plants

-	Estimated stage of growth – the Company applied a weighted average number of days out of the approximately 62-day growing cycle that biological assets have reached as of the measurement date based on historical evidence. The Company assigns fair value according to the stage of growth and estimated costs to complete cultivation.

			Impact of 20% change
	October 31, 2022	October 31, 2021	October 31, 2022	October 31, 2021
Estimated selling price per (pound)	$817	$1,130	$246,397	$219,428
Estimated stage of growth	49%	51%	$204,814	$189,943
Estimated flower yield per harvest (pound)	2,638	1,915	$204,814	$189,943

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Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

5.	Inventory

The Company’s inventory composition is as follows:

	October 31, 2022	October 31, 2021
	$	$
Raw materials	134,926	22,788
Work in process	2,735,000	2,363,487
Finished goods	261,951	920,037
Ending balance	3,131,877	3,306,312

The cost of inventories, excluding changes in fair value, included as an expense and included in cost of goods sold for the year ended October 31, 2022, was $9,227,439 (2021 - $3,997,617).

6.	Marketable Securities

During the year ended October 31, 2020, the Company received 2,362,204 common shares of Plant-Based Investment Corp (“PBIC”) by issuing to PBIC 15,000,000 common shares of the Company pursuant to a subscription agreement. The Company did not have control or significant influence over PBIC and accounted for the investment at fair value through profit or loss until its disposition pursuant to the debt settlement transaction of June 20, 2022 (Note 13.1).

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Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

7.	Business Combinations

7.1	Golden Harvests, LLC (“Golden Harvests”)

In February 2020, the Company, through its subsidiary GR Michigan, LLC, signed an Option to Purchase Agreement (the “Option Agreement”) to acquire a 60% controlling interest in Golden Harvests, LLC (“Golden Harvests”). Golden Harvests is a Michigan-based, fully licensed, and operating cultivation company located in Bay City, Michigan. During the year ended October 31, 2021, the Company’s majority controlled subsidiary GR Michigan, LLC, terminated the Option Agreement. Simultaneously with the termination of the Option Agreement, a new entity, Canopy Management, LLC (“Canopy”), majority-owned by the CEO, signed an option agreement to purchase Golden Harvests under similar terms (the “New Option”). Canopy has already been approved by the State of Michigan for licensing and this facilitated the Company’s ability to accelerate its option exercise to obtain a 60% interest in Golden Harvests. The Company has an option to acquire 87% of the CEO’s membership interest in Canopy, which, when exercised, pending approval by the State of Michigan of the Company’s application, will provide identical economic rights as the Company originally had in the Option Agreement. Canopy is majority owned by GRIN’s CEO, who has a fiduciary responsibility to the Company and is prohibited from omitting or taking certain actions relating to Canopy where to do so would be contrary to the economic benefits which the Company expects to derive from the acquisition of Golden Harvests. Canopy acquired a 60% controlling interest in Golden Harvests on May 1, 2021, by exercising its option to acquire a controlling 60% interest, and we expect to exercise our option to acquire 87% of Canopy early in 2022, and until we exercise the option to acquire 87% of Canopy, it will be consolidated with a 100% non-controlling interest.

The Company acquired a controlling 60% interest in Golden Harvests for aggregate consideration of $1,007,719 comprised of 1,025,000 common shares of the Company with a fair value of $158,181 and cash payments of $849,536. Consideration remaining to be paid at the date of these Financial Statements included cash payments of $360,00 and 200,000 common shares with an aggregate fair value of $35,806.

Total consideration	Common shares	$
Cash paid	-	479,000
Cash payable	-	370,537
Common shares issued	825,000	122,376
Common shares issuable	200,000	35,806
Total	1,025,000	1,007,719

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Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

Net identifiable assets acquired (liabilities assumed)	$
Cash and cash equivalents	386,128
Accounts receivable	155,067
Prepaids and other current assets	91,464
Intangible asset: grow licenses	154,000
Biological assets	477,672
Inventory	309,439
Property, plant, and equipment	1,311,917
2,885,687
Accounts payable and accrued liabilities	(542,630)
Notes payable	(227,056)
Lease liabilities	(564,309)
Income taxes	(117,500)
Net identifiable assets acquired	1,434,192

Net cash acquired during the year ended October 31, 2021, was $76,128, which is acquired cash of $386,128 net of payments of $310,000.

Purchase price allocation	$
Net identifiable assets acquired	1,434,192
Goodwill	245,339
1,679,531
Purchase consideration (60% controlling interest)	1,007,719

Net cash flows	Prior to November 1, 2020	Year ended October 31, 2021	Year ended October 31, 2022	Future payments	Total
	$	$	$	$	$
Cash consideration paid prior to October 31, 2020	(175,000)	-	-	-	(175,000)
Cash consideration paid after November 1, 2020	-	(310,000)	-	-	(310,000)
Cash acquired	-	386,128	-	-	386,128
	(175,000)	76,128	-	-	(98,872)
Future cash payments	-	-	-	(360,000)	(360,000)
Payments against acquisition consideration payable	-	(6,000)	(2,000)	-	(8,000)
Net cash flows upon completion of all payments	(175,000)	70,128	(2,000)	(360,000)	(466,872)

Goodwill arising from the acquisition represents expected synergies, future income growth, and other intangibles that do not qualify for separate recognition. The goodwill arising on this acquisition is expected to be fully deductible for tax purposes.

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Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

On December 1, 2021, the Company and the seller of the 60% controlling interest in Golden Harvests agreed to extend the due date of the cash portion of business acquisition consideration payable until December 31, 2024, in exchange for monthly payments at a rate of 18% per annum. The Company may pay all or part of the cash portion of the business acquisition consideration payable prior to December 31, 2024. The Company also agreed to issue the remaining 200,000 shares issuable as business acquisition consideration by May 15, 2022. The following table summarizes the movement in business acquisition consideration payable.

Business acquisition consideration payable	$
Acquisition date fair value	370,537
Payments from acquisition date to October 31, 2022	(8,000)
Application of prepayments	(4,000)
Accretion	1,463
Balance – October 31, 2022	360,000

Prior to the Company’s acquisition of Golden Harvests on May 1, 2021, the Company was contracted to provide management services to Golden Harvests. Under this agreement and prior to the consolidation of Golden Harvests, the Company reported service revenues of $344,055 and incurred costs of service revenues of $154,353 during the six months ended April 30, 2021.

8.	Other Investments and Purchase Deposits

8.1	Investment in assets sold by High Street Capital Partners, LLC (“HSCP”)

On February 5, 2021, the Company agreed to acquire substantially all of the assets of the growing and retail operations (the “HSCP Transaction”) of HSCP, for an aggregate total of $3,000,000 in consideration, payable in a series of tranches, subject to receipt of all necessary regulatory and other approvals. A payment of $250,000 was to be due at closing and the payment of the remaining purchase price was to depend on the timing of the closing. If the closing were to take place before the 12-month anniversary date of the February 5, 2021, effective date, the remaining balance of $2,000,000 would be paid by a promissory note payable. If the closing were to take place after the 12-month anniversary date but before the 18-month anniversary date, the remaining balance would be paid $750,000 in cash and $1,250,000 by a promissory note payable. If the closing were to take place later than the 18-month anniversary date, the remaining $2,000,000 would be paid in cash. The Company also executed a management services agreement with HSCP (“HSCP MSA”), pursuant to which the Company agreed to pay $21,500 per month as consideration for services rendered thereunder, until the completion of the HSCP Transaction. In accordance with the MSA, the Company owned all production from the growing assets derived from the growing operations of HSCP, and the Company operated the growing facility of HSCP under the MSA until receipt of the necessary regulatory approvals relating to the acquisition by the Company of HSCP’s growing assets. The Company had no involvement with the retail operations contemplated in the agreement until the HSCP Transaction was completed.

On April 14, 2022, the HSCP Transaction closed with modifications to the original terms: the retail purchase was mutually terminated, and total consideration for the acquisition was reduced to $2,000,000. Upon closing, the Company had paid $750,000 towards the acquisition, and owed a promissory note payable with a principal sum of $1,250,000, of which $500,000 was on August 1, 2022, and $750,000 was on May 1, 2023. The agreement was amended on August 1, 2022, as described at Note 13.2.

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Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

9.	Accrued Liabilities

The following table summarizes the liability payable to creditors who agreed to defer settlement for longer than one year from October 31, 2022, and October 31, 2021:

	CEO	Trade Vendors	Total
	$	$	$
Balance - October 31, 2020	225,799	164,017	389,816
Amounts deferred	-	-	-
Amounts settled	(162,899)	(103,504)	(266,403)
Balance - October 31, 2021	62,900	60,513	123,413
Amounts settled and reclassified	(62,900)	(60,513)	(123,413)
Balance – October 31, 2022	-	-	-

10.	Leases

The following is a continuity schedule of lease liabilities.

	October 31, 2022	October 31, 2021
	$	$
Balance - beginning	2,360,438	116,907
Additions	1,030,429	2,642,588
Disposals	-	(18,513)
Interest expense on lease liabilities	243,360	132,371
Payments	(1,333,098)	(512,914)
Balance - ending	2,301,129	2,360,438
Current portion	1,025,373	624,935
Non-current portion	1,275,756	1,735,503

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Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

11.	Property and Equipment

	Computer and Office Equipment	Production Equipment and Other	Construction in Progress	Leasehold Improvements	Right-of-use Assets	Total
COST	$	$	$	$	$	$
Balance - October 31, 2020	15,166	356,522	45,075	2,001,807	651,011	3,069,581
Additions	-	22,939	-	2,255,594	2,040,029	4,318,562
Cost basis of assets acquired	1,117	146,756	-	677,339	680,482	1,505,694
Transfers	-	-	(45,075)	45,075	-	-
Disposals	-	(15,050)	-	(1,727)	(43,490)	(60,267)
Balance - October 31, 2021	16,283	511,167	-	4,978,088	3,328,032	8,833,570
Additions	-	34,690	-	3,014,807	951,377	4,000,874
Disposals	-	(2,825)	-	(10,375)	-	(13,200)
Balance – October 31, 2022	16,283	543,032	-	7,982,520	4,279,409	12,821,244
ACCUMULATED AMORTIZATION
Balance - October 31, 2020	15,166	73,517	-	1,449,248	379,851	1,917,782
Accumulated amortization of assets acquired	138	52,368	-	40,955	100,316	193,777
Amortization for the period	979	77,766	-	527,524	406,773	1,013,042
Disposals	-	(7,548)	-	(698)	(25,369)	(33,615)
Balance - October 31, 2021	16,283	196,103	-	2,017,029	861,571	3,090,986
Amortization for the period	-	114,197	-	706,567	1,181,543	2,002,307
Disposals	-	(895)	-	(6,055)	-	(6,950)
Balance – October 31, 2022	16,283	309,405	-	2,717,541	2,043,114	5,086,343
NET BOOK VALUE
Balance - October 31, 2021	-	315,064	-	2,961,059	2,466,461	5,742,584
Balance – October 31, 2022	-	233,627	-	5,264,979	2,236,295	7,734,901

Additions during the year ended October 31, 2022, includes the acquisition of $1,650,566 of assets from HSCP (Note 8). For the year ended October 31, 2022, amortization capitalized was $1,251,391 (2021 - $833,027) and expensed amortization was $750,916 (2021 - $180,015).

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Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

12.	Intangible Assets and Goodwill

Indefinite lived intangible assets and goodwill	October 31, 2022	October 31, 2021
	$	$
Balance – beginning	399,338	-
Additions – grower licenses	326,330	154,000
Additions – goodwill	-	245,338
Balance – ending	725,668	399,338

Additions during the year ended October 31, 2021, resulted from the acquisition of Golden Harvests (Note 7.1). Additions during the year ended October 31, 2022, resulted from the HSCP Transaction (Note 8.1).

13.	Long-Term Debt

Transactions related to the Company’s long-term debt for the year ended October 31, 2022, include the following:

Movement in long-term debt	$
Balance - October 31, 2020	799,814
Additions to debt (Notes 13.1, 13.3, 13.4, 13.5, 13.6, 13.7)	1,452,056
Reclassification to acquisition consideration payable	(100,000)
Interest accretion	565,506
Debt payments	(507,715)
Balance - October 31, 2021	2,209,661
Additions to debt (Note 13.1, 13.2)	1,350,000
Settlement of debt (Note 13.1)	(706,352)
Interest accretion	488,316
Debt payments	(732,803)
Balance – October 31, 2022	2,608,822
Current portion	1,769,600
Non-current portion	839,222

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Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

Transactions related to the Company’s long-term debt during the year ended October 31, 2022, include the following:

13.1	On September 9, 2021, the Company entered into an unsecured promissory note agreement with PBIC, a related party, in the amount of $800,000 which was to be fully advanced by September 30, 2021 (the “PBIC Note”). During the year ended October 31, 2022, $100,000 was received (through October 31, 2021 - $600,000). The PBIC Note was to mature on December 15, 2022, with payments commencing January 15, 2022, and continuing through and including December 15, 2022. The terms required the Company to make certain participation payments to the lender based on a percentage monthly sales of cannabis flower sold from the Company’s sun-grown A-flower 2021 harvest (the “Harvest”), less 15% of such amount to account for costs of sales. The percentage was determined by dividing 2,000 by the total volume of pounds of the Harvest, proportionate to principal proceeds. A portion of these payments were to be used to pay down the outstanding principal on a monthly basis. The PBIC Note would have automatically terminated when the full amount of any outstanding principal plus the applicable participation payments were paid prior to the maturity date. Should the participation payments have fully repaid the principal amount prior to the maturity date then the PBIC Note would have automatically terminated. The PBIC Note bore no stated rate of interest, and in the event of default, would have born interest at 15% per annum. The PBIC Note was reported at amortized cost using an effective interest rate of approximately 1.9%.

On June 20, 2022, the Company announced the settlement of the PBIC Note, which had a principal balance owing of $700,000. The Company agreed to transfer its ownership in PBIC, comprised of 2,362,204 common shares in PBIC (Note 6, the “PBIC Shares), to 2766923 Ontario Inc. (the “Creditor”), to which PBIC sold and assigned the PBIC Note. In exchange, the Creditor provided forgiveness and settlement of all amounts owing in connection with the PBIC Note. The Company reported a gain on debt settlement of $449,684 as a result of the settlement.

13.2	On April 14, 2022, the Company purchased indoor growing assets from High Street Capital Partners, LLC (Note 8.1). Purchase consideration included a secured promissory note payable with a principal sum of $1,250,000, of which $500,000 was due on August 1, 2022 and $750,000 was due on May 1, 2023, before amendment of the agreement, which is described below. Collateral for the secured promissory note payable is comprised of the assets purchased.

On August 1, 2022, the terms of the Secured Promissory Note between Grown Rogue Distribution, LLC and HSCP Oregon, LLC, were amended. As amended, the Secured Promissory Note will be fully settled by two principal amounts of $500,000 (the “First Principal Payment”) and $750,000 due on May 1, 2023. Beginning on August 1, 2022, and continuing until repaid in full, the unpaid portion of the First Principal Amount will accrue simple interest at a rate per annum of 12.5%, payable monthly. In the event the Company raises capital, principal payments shall be made as follows. If the capital raise is less than or equal to $2 million, then 25% of the capital raise shall be paid against the First Principal Payment; if the capital raise is greater than $2 million and less than or equal to $3 million, then $250,000 shall be paid against the First Principal Payment; and if the capital raise is greater than $3 million, then $500,000 shall be paid against the First Principal Payment.

Accrued interest payable on long-term debt at October 31, 2022 was $Nil (October 31, 2021 - $13,750).

Pg 26 of 42

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

Transactions related to the Company’s long-term debt for the year ended October 31, 2021, include the following:

13.3	On November 23, 2020, debt was issued by Grown Rogue Distribution, LLC with a principal amount of $125,000, interest paid monthly at 10% per annum, and a maturity date of November 23, 2023. After the maturity date, additional interest payments are due quarterly, at amounts that cause total interest paid over the life of the debt to equal $125,000. The note is reported at amortized cost using an effective interest rate of approximately 27%.

13.4	On December 2, 2020, debt was issued by Grown Rogue Gardens, LLC with a principal amount of $150,000, interest accrued at 10% per annum, and a maturity date of December 31, 2021. Interest and principal are payable upon maturity. The maturity date can be extended by up to six-months for a $1,000 fee per $10,000 of principal extended.

13.5	On January 27, 2021, debt was issued by Grown Rogue Distribution, LLC with a principal amount of $250,000, interest paid monthly at 10% per annum, and a maturity date of January 27, 2024. After the maturity date, additional interest payments are due quarterly, at amounts that cause total interest paid over the life of the debt to equal $250,000. The note is reported at amortized cost using an effective interest rate of approximately 27%.

13.6	On February 4, 2021, a note payable for $100,000 was issued to satisfy a milestone payment due to the seller of Golden Harvests. The note is payable 12 months from the issue date and accrues interest at $2,000 per month. This note payable was reclassified to acquisition consideration payable during the year ended October 31, 2021.

13.7	On May 1, 2021, the Company assumed a note payable owed by Golden Harvests (Note 7) with a carrying value of $227,056. The note is for a principal amount of $250,000, interest paid monthly at 10% per annum, and a maturity date of January 14, 2024. After the maturity date, additional interest payments are due quarterly, at amounts that cause total interest paid over the life of the debt to equal $250,000. The note is reported at amortized cost using an effective interest rate of approximately 33%.

14.	Share Capital and Shares Issuable

The Company is authorized to issue an unlimited number of common shares at no par value and an unlimited number of preferred shares issuable in series.

During the year ended October 31, 2022, the following share transactions occurred:

14.1	The Company issued 529,335 common shares with a fair value of $59,796 for employment compensation, director services and consulting services.

14.2	On December 9, 2021, the Company closed a non-brokered private placement of common shares (“Private Placement”) for total gross proceeds of $1,300,000 (CAD$1,645,800). The Private Placement resulted in the issuance of 13,166,400 common shares of Grown Rogue at a purchase price of CAD$0.125 per share. All common shares issued pursuant to the Private Placement were subject to a hold period of four months and one day. The CEO of Grown Rogue invested $300,000 in the Private Placement and received 3,038,400 common shares of the Company.

Pg 27 of 42

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

During the year ended October 31, 2021, the following share transactions occurred:

14.3	The Company issued 534,294 common shares with a fair value of $95,294 for employment compensation, director services and consulting services.

14.4	On February 5, 2021, the Company closed a non-brokered private placement of an aggregate total of 10,231,784 common shares with a fair value of $1,225,000. The private placement was raised in two tranches. In the first tranche, 2,031,784 common shares were issued for proceeds of $200,000. In the second tranche, 8,200,000 common shares and 8,200,000 warrants to purchase one common share were issued for proceeds of $1,025,000. All proceeds of the private placement were allocated to share capital, and costs of $15,148 incurred for this private placement were allocated to share capital.

14.5	The Company issued 25,000 shares with a fair value of $2,103 in order to extend a milestone payment to the seller of a controlling 60% interest in Golden Harvests (Note 7).

14.6	On January 14, 2021, the Company agreed to issue 400,000 shares with a fair value of $36,310 to a lender of Golden Harvests to support Golden Harvests’ (Note 7) business development.

14.7	The Company issued 600,000 common shares with an aggregate fair value of $107,461 to make payments towards the Canopy option and extend a milestone payment deadline. Of the 600,000 common shares issued, 200,000 common shares were issued to satisfy a milestone payment of shares; 200,000 common shares were issued to satisfy a milestone payment of shares; and 200,000 common shares were issued to extend the due date of the milestone payments.

14.8	On March 5, 2021, The Company announced the completion of a brokered private placement offering through the issuance of an aggregate of 21,056,890 special warrants (each a “Special Warrant”) at a price of CAD$0.225 (the “Issue Price”) per Special Warrant for aggregate gross proceeds of approximately $3.7 million (CAD$4,737,800) (the “Offering”). Each Special Warrant entitled the holder thereof to receive, for no additional consideration, one unit of the Company (each, a “Unit”) on the exercise or deemed exercise of the Special Warrant. Each Unit was comprised of one common share of the Company and one warrant to purchase one common share of the Company. Each Special Warrant entitled the holder to receive upon the exercise or deemed exercise thereof, at no additional consideration, 1.10 Units (instead of one (1) Unit), if the Company had not received a receipt for a final short form prospectus qualifying distribution of the common shares and warrants (the “Qualifying Prospectus”) from the applicable securities regulatory authorities (the “Securities Commissions”) on or before April 5, 2021.

Each Special Warrant was to be deemed exercised on the date that was the earlier of: (i) the date that was three (3) days following the date on which the Company obtained receipt from the Securities Commissions for the Qualifying Prospectus underlying the Special Warrants and (ii) July 6, 2021. The Company obtained receipt for the Qualifying Prospectus on April 26, 2021. Accordingly, on April 30, 2021, the Company issued 23,162,579 Units, comprised of 23,162,579 common shares and 23,162,579 warrants to purchase one common share. The warrants entitle the holder to purchase one common share at an exercise price of CAD$0.30 for a period of two years.

Proceeds of $3,738,564 and expenses of $444,396 were allocated to share capital; also allocated to share capital were the expenses for fair value of Agent Warrants of $210,278.

Pg 28 of 42

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

14.9	The holders of convertible debentures converted an aggregate total of convertible debenture principal of $1,042,951 (CAD$1,311,111) at CAD$0.125 per share into 10,488,884 common shares with their aggregate fair value of $916,290. The value of derivative liabilities settled with the conversions allocated to equity was $1,833,731.

15.	Warrants

The following table summarizes the warrant activities for the year ended October 31, 2022:

	Number	Weighted Average Exercise Price (CAD$)
Balance - October 31, 2020	44,158,331	0.33
Issuance pursuant to non-brokered private placement	8,200,000	0.20
Issuance pursuant to the Offering	23,162,579	0.30
Expiration of broker warrants	(757,125)	0.44
Expiration of warrants issued during the year ended October 31, 2019	(17,843,998)	0.55
Balance - October 31, 2021	56,919,787	0.22
Expiration of warrants issued pursuant to convertible debt deemed re-issuance	(8,409,091)	0.16
Expiration of warrants issued pursuant to private placement to PBIC	(15,000,000)	0.13
Balance – October 31, 2022	33,510,696	0.28

As at October 31, 2022, the following warrants were issued and outstanding:

Exercise price (CAD$)	Warrants outstanding	Life (years)	Expiry date
0.20	8,200,000	0.27	February 5, 2023
0.30	23,162,579	0.34	March 05, 2023
0.44	2,148,117	0.66	June 28, 2023
0.28	33,510,696	0.34

15.1	Agent Warrants

On March 5, 2021, as consideration for the services rendered by the agent (the “Agent”) to a brokered private placement of special warrants (the “Offering”), the Company issued to the Agent an aggregate of 1,127,758 broker warrants of the Company (the “Broker Warrants”) exercisable to acquire 1,127,758 compensation options (the “Compensation Options”) for no additional consideration. As consideration for certain advisory services provided in connection with the Offering, the Company issued to the Agent an aggregate of 113,500 advisory warrants (the “Advisory Warrants”) exercisable to acquire 113,500 Compensation Options for no additional consideration. The Broker Warrants and Advisory Warrants are collectively referred to as the “Agent Warrants.”

Each Compensation Option entitles the holder thereof to purchase one unit of the Company (a “Compensation Unit”) at the Issue Price of CAD$0.225 for a period of twenty-four (24) months. Each Compensation Unit is comprised of one common share and one common share purchase warrant of the Company (a “Compensation Warrant”). Each Compensation Warrant shall entitle the holder thereof to purchase one common share in the capital of the Company at a price of CAD$0.30 for twenty-four (24) months. The following table sets out the Agent Warrants issued and outstanding at October 31, 2022:

Pg 29 of 42

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

Exercise price (CAD$)	Agent Warrants outstanding	Remaining contractual life (years)	Expiry date
$0.225	1,241,258	0.33	March 5, 2023

The fair value of the Agent Warrants of $210,278 was allocated to share capital. The Black-Scholes pricing assumptions used in the valuation of the Agent Warrants were as follows:

Expected dividend yield	Nil%
Risk-free interest rate	0.92%
Expected life of Agent Warrant	2 years
Expected life of underlying warrant	1.99 years
Expected volatility	100%

16.	Stock Options

The following table summarizes the stock option movements for the year ended October 31, 2022:

	Number	Exercise price (CAD$)
Balance - October 31, 2020	3,720,000	0.19
Granted to employees	3,085,000	0.20
Forfeitures by service provider	(65,000)	0.15
Forfeitures by employees	(965,000)	0.15
Forfeitures by employees	(10,000)	0.22
Balance - October 31, 2021	5,765,000	0.20
Granted to employees	605,000	0.15
Forfeitures by service provider	(500,000)	0.44
Forfeitures by employees	(960,000)	0.15
Balance – October 31, 2022	4,910,000	0.18

16.1	During the year ended October 31, 2022, 605,000 options were granted to employees.

The fair value of the options granted during the year ended October 31, 2022, was approximately $23,260 (CAD$29,924) which was estimated at the grant dates based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil%
Risk-free interest rate	2.2%
Expected life	4 years
Expected volatility	86%

Pg 30 of 42

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

During the year ended October 31, 2021, 3,085,000 options were granted to employees.

The fair value of the options granted during the year ended October 31, 2021, was approximately $272,917 (CAD$343,034) which was estimated at the grant dates based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil%
Risk-free interest rate	0.55%
Expected life	4 years
Expected volatility	98%

The vesting terms of options granted during the year ended October 31, 2022, are set out in the table below:

Number granted	Vesting terms
300,000	50% on one year anniversary of grant date, 50% on second anniversary of grant date
100,000	Fully vested on grant date
205,000	Vest on one year anniversary of grant date
605,000

As at October 31, 2022, the following stock options were issued and outstanding:

Exercise price (CAD$)	Options outstanding	Number exercisable	Remaining Contractual Life (years)	Expiry period
0.15	1,990,000	1,847,500	1.7	July 2024
0.15	200,000	200,000	2.1	November 2024
0.28	1,075,000	750,000	2.5	April 2025
0.16	1,150,000	1,075,000	2.6	May 2025
0.15	85,000	75,000	3.0	November 2025
0.15	410,000	10,000	3.5	April 2026
0.18	4,910,000	3,957,500	2.5

17.	Changes in Non-Cash Working Capital

The changes to the Company’s non-cash working capital for the year ended October 31, 2022, and 2021 are as follows:

Year ended October 31,	2022	2021
	$	$
Accounts receivable	(904,711)	(412,060)
Inventory and biological assets	(94,595)	(1,359,567)
Prepaid expenses and other assets	5,267	(196,261)
Accounts payable and accrued liabilities	(124,334)	(294,846)
Interest payable	(13,750)	4,383
Income tax payable	56,401	137,131
Deferred rent	-	(10,494)
Unearned revenue	(95,389)	-
Total	(1,171,111)	(2,131,714)

Pg 31 of 42

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

18.	Supplemental Cash Flow Disclosure

Year ended October 31,	2022	2021
	$	$
Interest paid	400,630	168,924
Fair value of common shares issued and issuable for services	59,796	133,826
Fair value of common shares issued to Golden Harvests (Note 7)	-	109,564
Fair value of common shares issued to Golden Harvests’ creditor	-	36,310
Right-of-use assets acquired through leases (Note 10)	1,030,429	2,642,588
Conversion of debenture into common shares	-	916,290
Derivative liability recognized as contributed surplus upon debenture conversion	-	1,883,731
Note payable to HSCP used to acquire assets (Note 8.1)	1,250,000	-

19.	Related Party Transactions

During the year ended October 31, 2022, the Company incurred the following related party transactions:

19.1	Through its wholly owned subsidiary, GRU Properties, LLC, the Company leased a property located in Trail, Oregon (“Trail”) owned by the Company’s President and CEO. The lease was extended during the year ended October 31, 2021, with a term through December 31, 2025. Lease charges of $72,000 were incurred for year ended October 31, 2022 (2021 – 73,000). The lease liability balance for Trail at October 31, 2022, was $193,312 (October 31, 2021 - $242,228).

During the year ended October 31, 2021, the Company leased a property which is beneficially owned by the CEO and is located in Medford, Oregon (“Lars”) with a term through June 30, 2026. Lease charges for Lars of $184,500 (2021 - $60,000) were incurred for the year ended October 31, 2022. The lease liability for Lars at October 31, 2022, was $607,900 (October 31, 2021 - $727,885).

During the year ended October 31, 2021, the CEO leased equipment to the Company, which had a balance due of $9,433 at October 31, 2022 (October 31, 2021 - $33,260). Lease payments of $28,871 were made against the equipment leases during the year ended October 31, 2022 (2021 - $17,802).

Leases liabilities payable to the CEO were $810,645 in aggregate at October 31, 2022 (October 31, 2021 - $1,003,373).

The CEO earned a royalty of 2.5% of sales of flower produced at Trail through December 31, 2021, at which time the royalty terminated. The CEO earned royalties of $305 during the year ended October 31, 2022 (2021 - $19,035).

During the year ended October 31, 2022, the Company settled $62,900 in long-term liabilities due to the CEO as part of the CEO’s total $300,000 subscription to a non-brokered private placement of common shares (Note 14.2). During the year ended October 31, 2021, the Company settled $162,899 in long-term accrued liabilities due to the CEO by way of a payment of $62,899 and $100,000 attributed to the CEO’s subscription to a non-brokered private placement on February 5, 2021 (Note 14.4).

19.2	The Company incurred expenses of $60,000 (2021 - $58,020) for services provided by the spouse of the CEO. At October 31, 2022, accounts and accrued liabilities payable to this individual were $1,154 (October 31, 2021 - $1,154).

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Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

19.3	Key management personnel consists of the President and CEO; the Senior Vice President of Grown Rogue Unlimited, LLC; the former Chief Operating Officer (“COO”)*; and the CFO of the Company. The compensation to key management is presented in the following table:

Year ended October 31,	2022	2021
	$	$
Salaries and consulting fees	638,067	875,058
Share-based compensation	13,043	70,040
Stock option expense	6,536	64,436
Total	657,646	1,009,534

*COO was appointed subsequent to April 30, 2021 and was paid and compensated prior to appointment; compensation for the year ended October 31, 2021, is included in the table above for comparability to past & ongoing expenses. COO’s final date of employment was December 27, 2021.

Stock options granted to key management personnel and close family members of key management personnel include the following options, granted during the year ended October 31, 2021: 500,000 options were granted to the COO, which expired following the COO’s resignation. During the year ended October 31, 2020: 750,000 options to the CFO of GR Unlimited; 750,000 options to the CMO; and 250,000 options to the CFO (CFO was Chief Accounting Officer at date of grant).

Compensation to directors during the year ended October 31, 2022, was $18,000, as well as compensation in shares comprised of 273,750 shares with a fair value of $20,562 (2021 – fees of $18,000 and common share issuances of 100,908 common shares with a fair value of $14,187.

Accounts payable, accrued liabilities (including the liability due to the CEO described at Note 9), and lease liabilities due to key management at October 31, 2022, totaled $947,233 (October 31, 2021 - $1,199,826).

19.4	Debt balances and movements with related parties

The following table sets out portions of debt pertaining to related parties:

	CEO	Senior VP - GR Unlimited LLC	Director	COO	Total
	$	$	$	$	$
Balance - October 31, 2020	61,493	122,987	184,480	-	368,960
Borrowed	-	-	-	150,000	150,000
Interest	37,589	75,178	112,767	13,750	239,284
Payments	(33,543)	(67,087)	(100,630)	-	(201,260)
Balance - October 31, 2021	65,539	131,078	196,617	163,750	556,984
Borrowed	-	-	-	-	-
Interest	24,621	49,242	73,863	1,250	148,976
Payments	(43,361)	(86,717)	(130,076)	(165,000)	(425,154)
Balance – October 31, 2022	46,799	93,603	140,404	-	280,806

Pg 33 of 42

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

Pursuant to the loan and related agreements transacted during the year ended October 31, 2020, the CEO, CFO of GR Unlimited LLC, and a director obtained 5.5%; 1%; and 2.5% of GR Michigan LLC, respectively; third parties obtained 4% as part of the agreements, such that GR Michigan has a 13% non-controlling interest (Note 24.2). These parties, except the CEO, obtained the same interests in Canopy Management, LLC; the CEO obtained 92.5% of Canopy Management (Note 25.4). A note payable to PBIC is described at Note 13.1

20.	Financial Instruments

20.1	Market Risk (including interest rate risk and currency risk)

Market risk is the risk that the fair value or cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk reflects interest rate risk, currency risk and other price risks.

20.1.1	Interest Rate Risk

At October 31, 2022, the Company’s exposure to interest rate risk relates to long-term debt and finance lease obligations; each of these items bears interest at a fixed rate.

20.1.2	Currency Risk

As at October 31, 2022, the Company had accounts payable and accrued liabilities of CAD$616,345. The Company is exposed to the risk of fluctuation in the rate of exchange between the Canadian Dollar and the United States Dollar.

20.2	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a loss for the other party by failing to pay for its obligation.

Credit risk to the Company is derived from cash and cash equivalents and trade accounts receivable. The Company places its cash in deposit with United States financial institutions. The Company has established a policy to mitigate the risk of loss related to granting customer credit by primarily selling on a cash-on-delivery basis.

Accounts receivable primarily consist of trade accounts receivable and sales tax receivable. The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk is assessed on a case-by-case basis and a provision is recorded where required.

The carrying amount of cash and cash equivalents, accounts receivable, and other receivables represent the Company’s maximum exposure to credit risk; the balances of these accounts are summarized in the following table:

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Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

	October 31, 2022	October 31, 2021
	$	$
Cash and cash equivalents	1,582,384	1,114,033
Accounts Receivable	1,643,959	739,248
Total	3,226,343	1,853,281

The allowance for doubtful accounts at October 31, 2022, was $264,719 (October 31, 2021 - $48,744).

As at October 31, 2022 and October 31, 2021, the Company’s trade accounts receivable and other receivable were aged as follows:

	October 31, 2022	October 31, 2021
	$	$
Current	872,100	140,746
1-30 days	335,357	423,153
31 days-older	350,094	95,110
Total trade accounts receivable	1,557,552	659,009
Other receivables	86,407	80,239
Total accounts receivable	1,643,959	739,248

20.3	Liquidity Risk

Liquidity risk is the risk that an entity will have difficulties in paying its financial liabilities.

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when they become due. At October 31, 2022, the Company’s working capital accounts were as follows:

	October 31, 2022	October 31, 2021
	$	$
Cash and cash equivalents	1,582,384	1,114,033
Current assets excluding cash and cash equivalents	6,327,629	5,591,653
Total current assets	7,910,013	6,705,686
Current liabilities	(5,315,904)	(3,862,460)
Working capital	2,594,109	2,843,226

The contractual maturities of the Company’s liabilities occur over the next five years are as follows:

	Year 1	Over 1 Year - 3 Years	Over 3 Years - 5 Years
	$	$	$
Accounts payable and accrued liabilities	1,821,875	-	-
Lease liabilities	1,025,373	969,344	306,412
Debt	1,769,600	839,222	-
Business acquisition consideration payable	360,000	-	-
Interest payable	-	-	-
Unearned revenue	28,024
Income tax	311,032	-	-
Total	5,315,904	1,808,566	306,412

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Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

20.4	Fair Values

The carrying amounts for the Company’s cash and cash equivalents, accounts receivable, prepaid and other assets, accounts payable and accrued liabilities, current portions of debt and debentures payable, unearned revenue, and interest payable approximate their fair values because of the short-term nature of these items.

20.5	Fair Value Hierarchy

A number of the Company’s accounting policies and disclosures require the measurement of fair valued for both financial and nonfinancial assets and liabilities. The Company has an established framework, which includes team members who have overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values. When measuring the fair value of an asset or liability, the Company uses observable market data as far as possible. The Company regularly assesses significant unobservable inputs and valuation adjustments. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1: unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; or

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of the financial instruments at October 31, 2022 are summarized in the following table:

	Level in fair value hierarchy	Amortized Cost	FVTPL
		$	$
Financial Assets
Cash and cash equivalents	Level 1	1,582,384	-
Accounts receivable	Level 2	1,643,959	-

Financial Liabilities
Accounts payable and accrued liabilities	Level 2	1,821,875	-
Debt	Level 2	2,608,822	-
Interest payable	Level 2	-	-
Business acquisition consideration payable	Level 2	360,000	-

During the year ended October 31, 2022, there were no transfers of amounts between levels.

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Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

21.	General and Administrative Expenses

General and administrative expenses for years ended October 31, 2022, and 2021 are as follows:

	Years ended October 31,
	2022	2021
	$	$
Office, banking, travel, and overheads	1,929,385	1,158,975
Professional services	456,532	767,050
Salaries and benefits	3,466,319	2,057,225
Total	5,852,236	3,983,250

22.	Income taxes

22.1	Income tax expense

	2022	2021
	($)	($)
Income (loss) before income taxes	665,309	(864,202)
Effective income tax rate (%)	27.25%	27.25%
Expected income tax (recovery)	181,297	(235,495)
Loss (income) related to entities taxed as partnerships	-	1,056
Temporary differences related to inventory valuation	448,108	124,590
Temporary differences related to start-up costs	(196,978)	(196,978)
Temporary differences related to reverse takeover transaction costs	(3,025,523)	(2,217,730)
Non-deductible expenses	(134,292)	(42,264)
Permanent difference for loss (income) related to entities taxed as corporations	(42,043)	(369,512)
Permanent difference for loss (income) related to entities taxed as partnerships	-	(6,749)
Losses and other deductions for which no benefit has been recognized	3,014,788	3,093,625
Income tax expense	245,358	$150,543

Pg 37 of 42

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

22.2	Deferred taxes

The temporary differences that give rise to deferred income tax assets and deferred income tax liabilities are presented below:

Deferred Tax Assets	2022	2021
	$	$
Start-up costs	196,978	196,978
Inventory	524,195	(124,590)
Net operating loss carry-forwards	1,804,109	2,503,436
IFRS Adjustments	351,215	(209,847)
Amortization/Depreciation expenses	409,797	474,689
Reverse takeover transaction costs	843,738	965,356
Technology impairment	429,122	429,122
Debt restructure	125,953	125,953
Various derivative and unrealized gain/loss	341,503	432,457
	5,026,610	4,793,553
Deferred taxes not recognized	(5,026,610)	(4,793,553)
Net deferred tax assets	-	-

The Company incurs losses in its taxable Canadian corporation, which has no expectation of revenues, and reports no associated Canadian deferred tax assets.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred income tax liabilities result primarily from amounts not deductible for tax purposes until future periods. Deferred income tax assets result primarily from operating tax loss carry forwards and transaction costs related to general and administrative expenses and share compensation, and have been offset against deferred income tax liabilities.

As the Company operates in the cannabis industry, it is subject to the limits of United States Internal Revenue Code Section 280E under which the Company is only allowed to deduct expenses directly related to production of product. This results in permanent differences between ordinary and necessary business expenses deemed non-deductible under United States Internal Revenue Code Section 280E.

During the year ended October 31, 2022, the Internal Revenue Service levied the assets of Golden Harvests for a past due tax liability. Management expects to settle the liability in due course.

Pg 38 of 42

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

23.	Capital Disclosures

The Company includes equity, comprised of share capital, contributed surplus (including the fair value of equity instruments to be issued), equity component of convertible promissory notes and deficit, in the definition of capital.

The Company’s objectives when managing capital are as follows:

-	to safeguard the Company’s assets and ensure the Company’s ability to continue as a going concern.

-	to raise sufficient capital to finance the construction of its production facility and obtain license to produce recreational marijuana; and

-	to raise sufficient capital to meet its general and administrative expenditures.

The Company manages its capital structure and makes adjustments to, based on the general economic conditions, the Company’s short-term working capital requirements, and its planned capital requirements and strategic growth initiatives.

The Company’s principal source of capital is from the issuance of common shares and debt. In order to achieve its objectives, the Company expects to spend its working capital, when applicable, and raise additional funds as required.

The Company does not have any externally imposed capital requirements.

24.	Segment Reporting

Geographical information relating to the Company’s activities is as follows:

Geographical segments	Oregon	Michigan	Corporate	Total
	$	$	$	$
Non-current assets other than financial instruments:
As at October 31, 2022	4,719,260	3,741,309	-	8,460,569
As at October 31, 2021	3,912,430	2,979,492	-	6,891,922

Year ended October 31, 2022:
Net revenue	8,852,104	8,905,179	-	17,757,283
Gross profit	3,039,159	5,083,919	-	8,123,078
Gross profit before fair value adjustments	3,089,302	5,440,542	-	8,529,844

Year ended October 31, 2021:
Net revenue	5,152,286	3,882,332	344,055	9,378,673
Gross profit	2,325,304	3,585,462	189,702	6,100,468
Gross profit before fair value adjustments	-	-	-	-

Major customers are defined as customers that each individually account for greater than 10% of the Company’s annual revenues. During the year ended October 31, 2022, one major customer accounted for 14% of revenues (2021 – one major customer accounted for 11% of annual revenues).

Pg 39 of 42

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

25.	Non-Controlling Interests

The changes to the non-controlling interest for the year ended October 31, 2022, and the year ended October 31, 2021 are as follows:

	October 31, 2022	October 31, 2021
	$	$
Balance, beginning of period	2,033,986	(33,383)
Non-controlling interest’s 40% share of Idalia, LLC	-	(4,092)
Non-controlling interest’s 13% share of GR Michigan, LLC	-	5,743
Non-controlling interest’s 100% share of Canopy Management, LLC	(27,507)	2,065,718
Balance, end of period	2,006,479	2,033,986

25.1	Non-controlling interest in Idalia, LLC

The following is summarized financial information for Idalia, LLC:

	October 31, 2022	October 31, 2021
	$	$
Net loss for the period	-	10,230

25.2	Non-controlling interest in GR Michigan, LLC (“GR Michigan”):

	October 31, 2022	October 31, 2021
	$	$
Current assets	-	1,453
Net loss for the period	-	48,867

Nine percent (9%) of GR Michigan is owned by officers and directors of the Company; this ownership is pursuant to an agreement that included their loans made to GR Michigan (Note 19.4), and 4% of GR Michigan owned by a third party. The total non-controlling ownership, including ownership by officers and directors, is 13%.

25.3	Non-controlling interest in Grown Rogue Distribution, LLC

During the year ended October 31, 2021, the Company sold an aggregate total of an approximately 10.6% interest in Grown Rogue Distribution, LLC (“GR Distribution”) for $475,000. The interest was comprised of 11.875 newly issued equity units (“GR Distribution Units”) and each GR Distribution Unit was sold for $40,000. Prior to the issuances, 100 GR Distribution Units were outstanding, and after the issuances, 111.875 GR Distribution Units were issued and outstanding. Of the newly issued 11.875 GR Distribution units issued, 6.25 were issued to a former director of the Company, for proceeds of $250,000. On April 30, 2021, the Company purchased 11.875 GR Distribution Units in exchange for 3,711,938 common shares with an aggregate fair value of $664,816. After the Company’s purchase of 11.875 GR Distribution Units, Grown Rogue Distribution, LLC was a 100% owned subsidiary.

Pg 40 of 42

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

25.4	Non-controlling interest in Canopy Management, LLC

	October 31, 2022	October 31, 2021
	$	$
Current assets	3,200,701	3,093,330
Non-current assets	3,741,309	4,023,521
Current liabilities	2,337,695	1,708,330
Non-current liabilities	715,461	1,225,804
Advances due to parent	-	530,020
Net income (loss) for the period	(27,507)	2,196,479

Ninety-six percent (96%) of Canopy is owned by officers and directors of the Company, and four percent (4%) is owned by a third party. Ownership by officers and directors, excluding the CEO, is pursuant to agreements which caused their ownership of Canopy to be equal to their ownership in GR Michigan (Note 25.2), which total 3.5%. The CEO owns 92.5% of Canopy, noting that this analogous to the CEO’s 5.5% ownership of GR Michigan, and an additional 87% of Canopy, which is equal to the Company’s ownership of GR Michigan of 87%. After the Company executes its option to acquire Canopy, the Company’s ownership of Canopy will be the same as its ownership of GR Michigan.

26.	Subsequent events

26.1	On December 5, 2022, the Company announced the closing of a non-brokered private placement of convertible debentures (the “Convertible Debentures”) with an aggregate principal amount of $2,000,000. The Convertible Debentures bear an interest of 9% per year, paid quarterly, and mature 36 months from the date of issue. The Convertible Debentures are convertible into common shares of the Company at a conversion price of CAD$0.20 per Common Share. Additionally, on closing, the Company issued to the purchasers of the Convertible Debentures (the “Purchasers”) an aggregate of 6,716,499 warrants (the “Warrants”), that represent 50% coverage of each purchaser’s Convertible Debenture investment. The Warrants are exercisable for a period of three years from issuance into Common Shares at an exercise price of $0.25 CAD per Common Share. The Company has the right to accelerate the warrants if the closing share price of the Common Shares on the Canadian Securities Exchange is CAD$0.40 or higher for a period of 10 consecutive trading days. The Convertible Debentures and Warrants issued pursuant to the private placement (and the underlying Common Shares) are subject to a statutory hold period of four months and one day from the closing date.

26.2	On December 20, 2022, the Company entered into a new lease agreement for approximately 35 acres of outdoor property. The initial lease term is January 1, 2023 to December 31, 2023 and monthly payments during this period are $7,500. Any time prior to May 1, 2023, the Company can early terminate the lease with thirty-day written notice. The Company has an option to purchase the leased property, and the Company has paid $6,000 of option premium. The Company must deposit $25,000 by December 1, 2023 to exercise the option the purchase the property for $1,600,000, against which the option premium of $6,000, the initial deposit of $25,000, and seventy-five percent of paid rent will be credited towards the purchase price. The Company has a right to extend the lease and option terms through calendar year 2024. If the Company extends, a second option premium payment of $15,000 is due by December 1, 2023, monthly rent will be $9,0000 per month, and the property purchase price will be $1,700,000. If extended, both premium payments, the initial deposit of $25,000, and fifty percent of rents paid will apply against the purchase price.

Pg 41 of 42

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2022, and 2021

Expressed in United States Dollars, unless otherwise indicated

26.3	On January 10, 2023, the Company announced the issuance of 200,000 common shares, reported as shares issuable as at October 31, 2022. The Company also granted options to purchase an aggregate of 6,400,000 common shares of the Company to certain directors, officers, and employees. The options are exercisable at a price of CAD$0.15 per share for a period of four years from the date of grant. This option grant included 4,250,000 options granted to officers and directors of the Company.

Pg 42 of 42